UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on September 13, 2012: Jacada Signs a Material Software Solution and Support Agreement with Top Global Retailer

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	September 13, 2012

2

Jacada Signs a Material Software Solution and Support Agreement with Top Global Retailer

ATLANTA--(BUSINESS WIRE)--September 13, 2012--Jacada, Inc., a leading global provider of customer service solutions designed to improve the customer experience, today announced that it has been chosen as the customer service enterprise software solution provider for one of the world’s top ten retail companies. Over the next three years, Jacada will provide software service and support to all of the Fortune 100 retailer’s worldwide contact center operations.

The client, known for offering some of the best customer service in their industry, will be deploying several Jacada integration, agent scripting, and unified desktop technology solutions aimed at improving the customer experience throughout the organization’s contact centers. They are one of the fastest growing retailers in US history and will be utilizing Jacada solutions to optimize interactions with the company’s customer base throughout North America.

“We are excited to begin this relationship with such a well proven and respected company,” states Gideon Hollander, Jacada Co-Chief Executive Officer. “Their selection of Jacada’s customer interaction suite confirms the advantage of our solid customer service technology experience and commitment to the customer service market.”

Under the new agreement, Jacada will provide an enterprise level customer service solution along with ongoing professional and product support services in support of the company's ongoing initiatives to improve the customer experience. Jacada solutions optimize the effectiveness of contact center interactions and provide automation to customer service processes, two important functions in the retail industry.

About Jacada

Jacada provides solutions that simplify and improve the effectiveness of customer interactions. Jacada’s Visual IVR, customer, and agent desktops as well as process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment within the first year after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; Herzliya, Israel; and Stockholm, Sweden. More information is available at www.Jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made.

Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com